

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Yoav Leibovitch
Chief Financial Officer
SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel

> **Re: SatixFy Communications Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 21, 2022**
> **File No. 333-267015**

Dear Mr. Leibovitch :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

General

1.   Please provide us with any correspondence that has not already been provided between Barclays or Truist Securities and the company relating to either firm's resignation.

2.   Please provide us with the engagement letters between the company and the Advisors.

      You may contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Wolfe